CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770

December 19, 2006

Mr. S. Thomas Kluck II
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549-3561

RE: ESE Corporation
Form SB-2
SEC file no. 333-128110

Dear Mr. Kluck:

In response to your letter of comments dated October 20, 2006, please be advised as follows:

General

1. The disclosures and revisions requested have been provided. The document has been revised throughout to state: "Our officers and directors will loan us the funds necessary to open the coffee shop, including the funds for refurbishing, leasing the equipment, and advertising. Further, our officers and directors will loan us the funds necessary to pay the expenses for the first three months after the coffee shop is opened, such as the costs of the four employees. The foregoing is oral. Our officers and directors have not executed any agreements to lend us any money. The foregoing is oral. Our officers and directors have not executed any agreements to lend us any money."

Securities and Exchange Commission
RE: ESE Corporation
Form SB-2
No. 333-128110
December 19, 2006

Further, the following has been added in the MD&A section:

Because of our financial condition, we have no sources for investments by others or for loans. In order to sell additional securities, we would have spend additional funds for attorney's fees in order to prepare a private placement and filings with the SEC and various states. We do not have the money to do so. Further, potential investors we have spoken to our unwilling to invest any money with us until our registration statement is declared effective by the SEC and our shares are traded on the Bulletin. There concern being that there is no liquidity for their investment until such occurs. Accordingly, in order to open out coffee shop, our offices and directors will have to advance the funds needed to get us opened for business.

We disagree with your characterization that the Company is a "blank check company." While the Company may be have difficulty with capital requirements, it does have a specific plan business plan.

2. The following language has been included in the Selling Shareholders Section:

No offering materials, or any officer, director or person selling shares to the foregoing persons in our private placement ever represented to anyone that our plan or any part of our plan was to enter into a merger, acquisition, business combination, or change of control or similar transaction.

3. The following language has been included in the Selling Shareholders Section:

Further neither Christopher Armstrong or any members of his family have had any discussions with Scott Neil, Halter Financial or other persons in regards to their with participation with us, or any of its shareholders, in transacting a merger, acquisition, business combination or change of control or similar transaction.

4. The following language has been included in the Business section - Lease:

The Lessor has agreed orally not to forego remedies under the lease agreement at this time.

5. The exhibits have been refiled and labeled 10.3 and 10.4.

Securities and Exchange Commission
RE: ESE Corporation
Form SB-2
No. 333-128110
December 19, 2006

Summary of Our Offering

6. The disclosures and revisions requested have been provided. The document has been revised throughout to state: "Our officers and directors will loan us the funds necessary to open the coffee shop, including the funds for refurbishing, leasing the equipment, and advertising. Further, our officers and directors will loan us the funds necessary to pay the expenses for the first three months after the coffee shop is opened, such as the costs of the four employees. The foregoing is oral. Our officers and directors have not executed any agreements to lend us any money. The foregoing is oral. Our officers and directors have not executed any agreements to lend us any money."

Plan of Operation

7. The note to the financial statements has been revised.

8. The disclosure has been revised to reflect:

Rent - shop and equipment $150 - Shop rent increases from $50.00 per month to $250.00 per month beginning August 2007.

and

The foregoing increases by $200.00 per month beginning August 2007.

9. The following language has been included:

Our officers and directors will loan us the funds necessary to open the coffee shop, including the funds for refurbishing, leasing the equipment, and advertising. Further, our officers and directors will loan us the funds necessary to pay the expenses for the first three months after the coffee shop is opened, such as the costs of the four employees. The foregoing is oral. Our officers and directors have not executed any agreements to lend us any money. The foregoing is oral. Our officers and directors have not executed any agreements to lend us any money.

Securities and Exchange Commission
RE: ESE Corporation
Form SB-2
No. 333-128110
December 19, 2006

Liquidity and Capital Resources

10. The current amount of cash has been disclosed.

Results of Operation

11. The financial fees have been explained.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

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